

Canyon Resources Corporation

14142 DENVER WEST PARKWAY · SUITE 250 · GOLDEN, COLORADO 80401
TELEPHONE: (303) 278-8464 · FAX: (303) 279-3772

February 1, 2006

Ms. Tangela Richter
Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

RE: SEC Comment Letter dated January 20, 2006 in respect of:

> Form S-1 filed on December 23, 2005
> File No. 333-130692
>
> Form 10-K Fiscal Year ended December 31, 2004
> Filed June 30, 2005
> File No. 001-11887
>
> Form 10-K/A-1 Fiscal Year ended December 31, 2004
> Filed April 20, 2005
> File No. 001-11887
>
> Form 10-K/A-2 Fiscal Year Ended December 31, 2004

Dear Ms. Richter:

The following responses are provided in connection with the above referenced comment letter. As a general comment your letter provides useful guidance on the appropriate presentation of mining industry disclosure. We will use this guidance in the drafting of our upcoming 10-K filing and other public disclosures.

The Selling Stockholders, page 13

1. **Identify as underwriters all selling stockholders who are registered broker-dealers, unless any such broker-dealer received the securities being registered for resale as compensation for investment banking services. In addition, identify any selling stockholder who is an affiliate of a registered broker-dealer.**

    Answer: There are no selling stockholders who are registered broker-dealers. We note that in the second full paragraph of the Selling Stockholder section on page 13 of the registration statement we disclosed that: "None of the selling stockholders has,

or had, any position, office or other material relationship with us or any of our affiliates beyond their investment in or receipt of our securities, except for H.C. Wainwright & Co., Inc., and Alexander Dimitri, Gregory Dryer, John Clarke, Scott Koch, Ari Fuchs and Jason Stein, who are employees of H.C. Wainwright & Co., Inc., the placement agent for the private placement." In footnote 10 to the Selling Stockholder table we disclosed that H.C. Wainwright & Co., Inc. is affiliated with a registered broker-dealer. Further, we have confirmed that all selling stockholders that are affiliated with registered broker-dealers have been accurately reflected in the footnotes to the selling stockholder table.

Form 10-K for the Fiscal Year Ended December 31, 2004

Engineering Comments

General

2. Insert a small-scale map showing the location and access to your properties. Note that SEC's EDGAR program now accepts digital maps, so please include these maps in any future amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow the figures and/or diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if addition assistance is required, please call Filer Support at 202-942-8900. Otherwise, provide the map to the staff for review.

   Answer: We acknowledge your comment and propose to comply in our Form 10-K for the period ending December 31, 2005 to be filed by March 31, 2006. We are currently preparing maps for inclusion in our Form 10-K filing that we believe will provide investors the ability to better understand the location of our properties.

3. We note that the operations performance section of your website refers to or uses the term "mineral inventory". Only the terms proven reserves or probable reserves may be disclosed under Industry Guide 7. Mineralized material is the only exception allowed. Mineralized material or deposit is a mineralized body which has been delineated by drilling and/or underground sampling to establish continuity and support an estimate of tonnage and an average grade of the selected metal(s). Mineralized material should only be reported as an "in place" tonnage and grade, and should not be disclosed with or as units of product, such as ounces of gold or pounds of copper. It also must have reasonable prospects for economic extraction and be delimited using an economically-based cutoff grade to segregate this potentially economic material from just mineralization. An economic cutoff should enable a mine to distinguish materials that can at least cover the mine's operating costs from those materials that will not. Under SEC standards, such a deposit does not qualify as a reserve until a comprehensive evaluation, based upon unit costs, grade, recoveries, and other factors concludes

economic and legal feasibility. Revise the entire filing and make the appropriate changes to your website.

Answer: We have reviewed our website and have made and are in the process of making the requested changes to the terminology noted in this comment as well as confirming that our website is in compliance with the additional disclosure guidance provided in other comments in this letter.

McDonald Property, page 16

4.   **The second paragraph of this section refers to a 1993 feasibility study and the mineralized material found on the McDonald property. Feasibility studies are valid for a limited time period and factors such as inflation, changing prices of commodities, and governmental taxation and/or regulations invalidate cost estimates quickly. Remove tonnage and grade estimates developed from prior feasibility or preliminary feasibility studies and only report the updated information available for the reporting period. Supplementally provide the cutoff grade calculations and all relevant factors used for mineralized mineral reported. Modify the McDonald Gold Deposit Mineralized Material table to only report material above these established cutoff grades.**

Answer: As a result of a Montana Supreme Court ruling dated June 8, 2005, the State mining leases covering a portion of the McDonald Gold Deposit were cancelled. As a result we announced in a press release dated August 5, 2005 our Second Quarter Financial Results, the highlight of which was a $9.2 million write down of the carrying value of the McDonald property. We filed this press release on Form 8-K with the Commission on August 5, 2005. On the same date, we filed our Form 10-Q for the period ended June 30, 2005, and the write down of the McDonald property was discussed specifically in Notes 8 and 9 to the interim consolidated financial statements as well as in our MD&A discussion of the business. We made similar disclosure in the notes to our interim consolidated financial statements in our Form 10-Q for the period ending September 30, 2005 that we filed with the Commission on November 7, 2005. As a result of our actions to write down the McDonald property and the multiple disclosures we have made to the market regarding this fact, we believe that making the above requested changes or providing the information requested above is not appropriate at this point in time as it would suggest that the property is viable. Moreover, we respectfully submit that revising our last year's Form 10-K to include the requested changes on a property we have already disclosed as written down will tend to confuse the market regarding the status of the McDonald property. In our 2005 Form 10-K, we will not include disclosure of feasibility or mineralized material at the McDonald property. We acknowledge and appreciate your guidance with respect to reporting the results of feasibility studies and will conform future disclosure to this guidance.

5.   In the first paragraph of this section, you state "the following resources and minable reserves are at the Hycroft mine". As a U.S. incorporated company only the terms proven reserves or probably reserves are allowed under Industry Guide 7 to define the quantity and quality of reserve estimates. Mineralized material is the only exception allowed. Remove the term "mineable" as an adjective for the reserves and declare reserves as either proven or probable reserves or as the sum of the proven and probable reserves. Remove all references to resources in this filing to avoid confusion with resource declarations of Canadian incorporated companies. Supplementally, provide a copy of the feasibility study that established these reserves. Also it is our understanding that under state law disturbances on the Hycroft Mine site are subject to Native American Indian tribal approval. Tell us if you have formally received such approval. If you have not, it does not appear that you have met the legal conditions necessary for a reserve declaration. Please advise.

Answer: On August 4, 2005 we issued a press release disclosing that we would not be exercising our option to acquire the Hycroft mine in Nevada and would have no further interest in the property. We disclosed this event under Item 8.01 of Form 8-K as well as filed this press release with the Commission on August 5, 2005. On the same date, we filed our Form 10-Q for the period ended June 30, 2005, and included disclosure that we had decided not to pursue the option to purchase in the Hycroft mine in Notes 16 (Subsequent Event) to the interim consolidated financial statements as well as in our MD&A discussion of the business. We made similar disclosure in the notes to our interim consolidated financial statements and in our MD&A discussion of the business in our Form 10-Q for the period ending September 30, 2005 that we filed with the Commission on November 7, 2005. For your information, we note that the Hycroft mine had operated previously for 10 to 15 years and was fully permitted and our disclosure regarding the mine was from a feasibility study that was Canadian NI 43-101 compliant and prepared for the then owner of the Hycroft mine Vista Gold, a Canadian incorporated company. As a result of foregoing our interest in the property, we no longer feel that this property is relevant to our investors and that revising our last year's Form 10-K to include the requested changes will tend to confuse the market regarding the status of our option on the property. Additionally, we note your guidance regarding the use of resources and minable reserves and will conform future disclosure to this guidance.

Briggs/Panamint Properties, page 21

6.   In the third paragraph you mention grade ranges of 0.06 to 0.116 OPT gold. As a general checklist, when reporting the results of sampling and chemical analyses:
    • Disclose only weighed-average sample analyses associates with a measures length or a substantial volume.

- Eliminate all analyses from "grab" or "dump" samples, unless the sample is of a substantial and disclosed weight.
- Eliminate all disclosure of the highest values or grades of sample sets.
- Eliminate grades disclosed as "up to" or "as high as."
- Eliminate statements containing grade and/or sample-width ranges.
- Aggregated sample values from related locations should be aggregated based on a weighted average of lengths of the samples.
- Generally, use tables to improve readability of sample and drilling data.
- Soil samples may be disclosed as a weighed average value over an area.
- Refrain from reporting single soil sample values.
- Convert all ppb quantities to ppm quantities for disclosure.

Revise the entire filing accordingly.

Answer: We note your comments, appreciate the foregoing guidance and will revise the discussion in our upcoming Form 10-K as well as conform our other Exchange Act filings accordingly.

Argentina, page 22

7. **The Mina Cancha property is part of the Meridian Gold Inc. Esquel project. This proposed mine was the subject of a referendum in the town of Esquel on March 23, 2003. Disclose these events and the possible effects they may have on the company assets.**

   Answer: We note the comments above and will disclose this issue in any future filings with the Commission regarding this issue. We own a 2.5% net smelter return royalty on the Mina Cancha property, which carries no book value and as such has no material value to us. A royalty of this type is carried with the title to property and does not require expenditures by us. We propose to note our ownership interest as an exploration project and consistently with the owner of the property.

We are currently in the process of drafting our 2005 Form 10-K to be filed with the Commission within the next 60 days and would request that we be allowed to conform our future filings with your comments and guidance instead of amending our 2004 Form 10-K filing. Many of the issues pointed our in your letter are no longer germane as we have either written off properties subject to your comments or did not exercise certain options. As stated above, we are in the process of making the appropriate changes to our website to conform with your comment and disclosure guidance set forth throughout your letter.

Please do not hesitate to contact me if you have any further questions.

Sincerely

CANYON RESOURCES CORPORATION



James Hesketh
President & CEO

cc: Carmen Moncada-Terry, Division of Corporate Finance
        Richard Mattera, Hogan & Hartson L.L.P.